Exhibit 99.1

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (this “Agreement”) is entered into as of February 23, 2021 (the “Execution Date”), by and between Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Company”), and White Lion Capital, LLC, a Nevada limited liability company (the “Investor”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall purchase, from time to time, as provided herein, and the Company shall issue and sell up to Thirty Million Dollars ($30,000,000) of the Company’s Common Stock (as defined below).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1 DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings specified or indicated (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Agreement” shall have the meaning specified in the preamble hereof.

“Average Daily Trading Volume” shall mean the median daily trading volume of the Company’s Common Stock in the five (5) Trading Days immediately preceding the delivery of a Purchase Notice, as reported by Bloomberg.

“Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

“Business Day” shall mean any day other than a Saturday, Sunday or other day which is a federal legal holiday in the United States.

“Claim Notice” shall have the meaning specified in Section 9.3(a).

“Clearing Costs” shall mean the Investor’s broker fee equaling $2,000 off the first tranche and $1,500 off every tranche thereafter.

“Closing” shall mean any one of the closings of a purchase and sale of shares of Common Stock pursuant to Section 2.2.

“Closing Date” shall mean, with respect to the Purchase Notice Shares, the date that is the sixth (6th) Trading Day after the Purchase Notice Date; with respect to the Fixed Purchase Shares, the date that is the Trading Day after the Fixed Purchase Notice Date.

“Commitment Amount” shall mean Thirty Million Dollars ($30,000,000).

“Commitment Period” shall mean the period commencing on the date of the filing of the initial Registration Statement required by this Agreement and the Registration Rights Agreement and ending on the earlier of (i) the date on which the Investor shall have purchased Purchase Notice Shares and/or Fixed Purchase Notice Shares pursuant to this Agreement equal, in the aggregate, to the Commitment Amount, it being understood that such calculation shall be based on the aggregate of the Investment Amount released to the Company, (ii) 6-month anniversary of the filing of the initial Registration Statement required by this Agreement and the Registration Rights Agreement, or (iii) the date on which this Agreement is terminated in accordance with Section 10.6.

“Common Stock” shall mean the Company’s ordinary shares, no par value, and any shares of any other class of capital stock whether now or hereafter authorized, having the right to participate in the distribution of dividends (as and when declared) and assets (upon liquidation of the Company).

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” shall have the meaning specified in the preamble to this Agreement.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Damages” shall mean any loss, claim, damage, liability, cost and expense (including, without limitation, reasonable attorneys’ fees and disbursements and costs and expenses of expert witnesses and investigation).

“Dispute Period” shall have the meaning specified in Section 9.3(a).

“DTC” shall mean The Depository Trust Company, or any successor performing substantially the same function for the Company.

“DTC/FAST Program” shall mean the DTC’s Fast Automated Securities Transfer Program.

“DWAC” shall mean Deposit Withdrawal at Custodian as defined by the DTC.

“DWAC Eligible” shall mean that (a) the Common Stock is eligible at DTC for full services pursuant to DTC’s Operational Arrangements, including, without limitation, transfer through DTC’s DWAC system, (b) the Company has been approved (without revocation) by the DTC’s underwriting department, (c) the Transfer Agent is approved as an agent in the DTC/FAST Program, (d) the Securities are otherwise eligible for delivery via DWAC, and (e) the Transfer Agent does not have a policy prohibiting or limiting delivery of the Securities via DWAC.

“DWAC Shares” means shares of Common Stock that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company to the Investor’s or its designee’s specified DWAC account with DTC under the DTC/FAST Program, or any similar program hereafter adopted by DTC performing substantially the same function.

“Escrow Account” shall mean an account at an independent commercial bank or with some other mutually agreed party or entity at which Investor shall deposit Escrow Amount for each Purchase Notice or Fixed Purchase Notice pursuant to Section 2.2(b).

“Escrow Agreement” means the escrow agreement to be entered into by and among the Company, the Investor and the Escrow Agent, pursuant to which the Investor shall deposit the Investment Amounts with the Escrow Agent to be applied to the transactions contemplated hereunder, as set forth in Exhibit C.

“Escrow Amount” means, with respect to the Purchase Notice Shares, 110% of the applicable Purchase Notice Escrow Pricing Amount; with respect to the Fixed Purchase Notice Shares, (i) the purchase price as agreed to by the parties multiplied by (ii) the amount of Fixed Purchase Notice Shares as agreed to by the parties.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Cap” shall have the meaning set forth in Section 7.1(c).

“Execution Date” shall have the meaning specified in the preamble to this Agreement.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Fixed Purchase” shall mean a purchase and sale of Common Stock whereby the Company and Investor agree in writing to a negotiated purchase of Common Stock as outlined in a Fixed Purchase Notice; provided that, the purchase price in the Fixed Purchase transaction shall be greater than or equal to the Floor Price.

“Fixed Purchase Notice” shall mean a written notice from the Company, substantially in the form of Exhibit B hereto, mutually agreed to by the Investor setting forth the Fixed Purchase Notice Shares (and applicable Escrow Amount) which the Company intends to sell to the Investor.

“Fixed Purchase Notice Date” shall mean the Business Day on which the Investor receives the DWAC Shares set forth in the Fixed Purchase Notice in its brokerage account.

“Fixed Purchase Notice Shares” shall mean all shares of Common Stock issued, or that the Company shall be entitled to issue, per applicable Fixed Purchase Notice in accordance with the terms and conditions of this Agreement.

“Floor Price” shall mean $0.25.

“Indemnified Party” shall have the meaning specified in Section 9.2.

“Indemnifying Party” shall have the meaning specified in Section 9.2.

“Indemnity Notice” shall have the meaning specified in Section 9.3(b).

“Investment Amount” shall mean the Purchase Notice Amount (or, as applicable, the price of Fixed Purchase Notice Shares being purchased) less Clearing Costs.

“Investor” shall have the meaning specified in the preamble to this Agreement.

“Legal Document Prep Fee” shall mean $15,000.

“Lien” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right, or other restriction.

“Material Adverse Effect” shall mean any effect on the business, operations, properties, or financial condition of the Company that is material and adverse to the Company and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform its obligations under any Transaction Document.

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Market” shall mean any of the national exchanges (i.e. NYSE, NYSE MKT, Nasdaq (Capital Market, Global or Global Select)), or principal quotation systems (i.e. OTCQX, OTCQB, OTC Pink, the OTC Bulletin Board), or other principal exchange or recognized quotation system which is at the time the principal trading platform or market for the Common Stock.

“Purchase Notice” shall mean a written notice from the Company, substantially in the form of Exhibit A hereto, to Investor setting forth the Purchase Notice Shares (and applicable Escrow Amount) which the Company intends to require Investor to purchase pursuant to the terms of this Agreement.

“Purchase Notice Amount” shall mean, with respect to the Purchase Notice Shares, the Purchase Price multiplied by the Purchase Notice Shares as set forth on the Purchase Notice; with respect to the Fixed Purchase Notice Shares, the purchase price as agreed to by the parties multiplied by the Fixed Purchase Notice Shares as set forth in the Fixed Purchase Notice.

“Purchase Notice Date” shall mean the Business Day on which the Investor receives the DWAC Shares set forth in the Purchase Notice in its brokerage account.

“Purchase Notice Escrow Pricing Amount” shall mean (i) 87.5% of (ii) the highest closing price of the Common Stock during the five (5) Trading Days prior to the delivery of a Purchase Notice multiplied by the Purchase Notice Shares as set forth on the Purchase Notice.

“Purchase Notice Limit” shall mean the lower of

A.	300% of the Average Daily Trading Volume with the ability to increase after the funding of $2,000,000 contingent on written consent by the Investor; and

B.	$1,000,000 divided by the highest closing price of the Common Stock during the five (5) Trading Days prior to the delivery of a Purchase Notice; provided that once the Investor has funded $5,000,000 to the Company, the foregoing limitation shall be increased to $2,000,000 divided by the highest closing price of the Common Stock during the five (5) Trading Days prior to the delivery of a Purchase Notice at mutual consent.

“Purchase Notice Shares” shall mean all shares of Common Stock issued, or that the Company shall be entitled to issue, per applicable Purchase Notice in accordance with the terms and conditions of this Agreement.

“Purchase Price” shall mean 87.5% of the lowest daily volume weighted average price of the Common Stock during the Valuation Period as reported by Bloomberg.

“Registration Rights Agreement” means the registration rights agreement to be entered into by and among the Company and the Investor, in the form set forth in Exhibit D.

“Registration Statement” shall have the meaning specified in Section 6.2.

“Regulation D” shall mean Regulation D promulgated under the Securities Act.

“Rule 144” shall mean Rule 144 under the Securities Act or any similar provision then in force under the Securities Act.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall have the meaning specified in Section 4.5.

“Securities” mean the Purchase Notice Shares, Fixed Purchase Notice Shares, and all other securities issued to the Investor by the Company pursuant to this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act.

“Subsidiary” means any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

“Third Party Claim” shall have the meaning specified in Section 9.3(a).

“Trading Day” shall mean a day on which the Principal Market shall be open for the full or half trading day.

“Transaction Documents” shall mean this Agreement, the Registration Rights Agreement, the Escrow Agreement, and all schedules and exhibits hereto and thereto.

“Transfer Agent” shall mean the current transfer agent of the Company, and any successor transfer agent of the Company.

“Valuation Period” shall mean the five (5) Trading Days prior to the applicable Closing Date.

“$” shall mean US Dollar.

ARTICLE II
PURCHASE AND SALE OF COMMON STOCK

Section 2.1 PURCHASE NOTICES. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII), provided that the closing price of the Common Stock upon delivery of a Purchase Notice is greater than or equal to the Floor Price, the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a Purchase Notice from time to time, to purchase Purchase Notice Shares at the Purchase Price provided that the amount of Purchase Notice Shares shall not exceed the Purchase Notice Limit or the Beneficial Ownership Limitation set forth in Section 7.2(g). The Company may not deliver a subsequent Purchase Notice until the Closing of an active Purchase Notice, except if waived by the Investor in writing. In addition, the Company and the Investor may negotiate a Fixed Purchase transaction and in such case, the Company shall deliver a Fixed Purchase Notice to the Investor, to direct the Investor to purchase certain number of Fixed Purchase Notice Shares at a price as agreed to by the parties, it being understood that such Fixed Purchase transaction shall not be subject to the Purchase Notice Limit.

Section 2.2 MECHANICS.

(a) PURCHASE NOTICE. At any time and from time to time during the Commitment Period, except as provided in this Agreement, the Company may deliver a Purchase Notice or Fixed Purchase Notice to Investor, subject to satisfaction of the conditions set forth in Section 7.2 and otherwise provided herein. Upon receipt of Purchase Notice, Investor shall deposit into Escrow Account the Escrow Amount (unless waived by parties) and cause the Escrow Agent to notify the Company of such deposit. The Investor shall wire the Escrow Pricing Amount no later than 5:00 p.m. New York Time on the second (2nd) Business Day following the delivery of a Purchase Notice. Upon receipt of the notification from the Escrow Agent of the Investor’s deposit of the Escrow Amount (unless waived by parties), the Company shall deliver the Purchase Notice Shares (or Fixed Purchase Notice Shares, as applicable) as DWAC Shares to the Investor. no later than 5:00 p.m. New York time on the Business Day following the receipt of such notification.

(b)  DELIVERY OF PURCHASE NOTICE. A Purchase Notice or Fixed Purchase Notice shall be deemed delivered on the later of (i) the Business Day it is received by email by the Investor if such notice is received on or prior to 4:00 p.m. New York time or (ii) the next Business Day if it is received by email after 4:00 p.m. New York time on a Business Day or at any time on a day which is not a Business Day.

(c) CLOSING. The Closing of a Purchase Notice or a Fixed Purchase Notice shall occur on the Closing Date. At the Closing,

A. the Investment Amount shall be released from the Escrow Account to the Company.  If the Escrow Amount is below the Investment Amount at Closing Date, Investor will deliver such shortfall/difference in additional funds to the Escrow Agent prior to Closing and such additional funds shall be released from the Escrow Account to the Company at the Closing. All delivery and release of the funds under this section shall be made by wire transfer of immediately available funds to an account designated by the Company.

B.  With respect to the Purchase Notice Shares, in the event that the Investment Amount exceeds 150% of the Purchase Notice Escrow Pricing Amount, Investment Amount shall be 150% of the Purchase Notice Escrow Pricing Amount for that applicable Purchase Notice and the Investor shall return to the Transfer Agent, by 4:00 p.m. New York time on the Closing Date, any balance of unsold Purchase Notices Shares, which means, the difference between the Purchase Notice Shares set forth on the Purchase Notice and the amount of shares pursuant to the Investment Amount (unless waived by the Investor in writing),  it being understood that the Fixed Purchase transaction shall not be subject to the foregoing limit.

C. The Investor shall prepare, execute and deliver to the Company a closing statement in the form set forth in Exhibit E setting forth the following line items: (i) the applicable Purchase Price (with respect to the Purchase Notice Shares) or the applicable purchase price as agreed to by the parties (with respect to the Fixed Purchase Notice Shares), (ii) the Investment Amount, (iii) the Clearing Costs, (iv) the number of shares of Common Stock sold to the Investor upon closing of the applicable Purchase Notice (or Fixed Purchase Notice, as applicable), and (v) other items as reasonably requested by the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF INVESTOR

The Investor represents and warrants to the Company that:

Section 3.1 INTENT. The Investor is entering into this Agreement for its own account and the Investor has no present arrangement (whether or not legally binding) at any time to sell the Securities to or through any Person in violation of the Securities Act or any applicable state securities laws; provided, however, that the Investor reserves the right to dispose of the Securities at any time in accordance with federal and state securities laws applicable to such disposition.

Section 3.2 NO LEGAL ADVICE FROM THE COMPANY. The Investor acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.3 ACCREDITED INVESTOR. The Investor is an accredited investor as defined in Rule 501(a)(3) of Regulation D, and the Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. The Investor acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

Section 3.4 AUTHORITY. The Investor has the requisite power and authority to enter into and perform its obligations under the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of the Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further consent or authorization of the Investor is required. The Transaction Documents to which it is a party has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and binding obligation of the Investor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

Section 3.5 NOT AN AFFILIATE. The Investor is not an officer, director or “affiliate” (as that term is defined in Rule 405 of the Securities Act) of the Company.

Section 3.6 ORGANIZATION AND STANDING. The Investor is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents.

Section 3.7 ABSENCE OF CONFLICTS. The execution and delivery of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby and compliance with the requirements hereof and thereof, will not (a) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Investor, (b) violate any provision of any indenture, instrument or agreement to which the Investor is a party or is subject, or by which the Investor or any of its assets is bound, or conflict with or constitute a material default thereunder, (c) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by the Investor to any third party, or (d) require the approval of any third-party (that has not been obtained) pursuant to any material contract, instrument, agreement, relationship or legal obligation to which the Investor is subject or to which any of its assets, operations or management may be subject.

Section 3.8 DISCLOSURE; ACCESS TO INFORMATION. The Investor had an opportunity to review copies of the SEC Documents filed on behalf of the Company and has had access to all publicly available information with respect to the Company.

Section 3.9 MANNER OF SALE. At no time was the Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising by the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor that, except as disclosed in the SEC Documents or except as set forth in the disclosure schedules hereto, that as of the Execution Date and as of each Closing Date unless otherwise expressly provided below:

Section 4.1 ORGANIZATION OF THE COMPANY. The Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

Section 4.2 AUTHORITY. The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required. The Transaction Documents have been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

Section 4.3 CAPITALIZATION. As of the Execution Date, the authorized capital stock of the Company consisted of unlimited authorized shares of Common Stock, of which 27,037,302 shares were issued and outstanding. All of such outstanding shares of capital stock of the Company, were, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights of the shareholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company. As of the Execution Date, other than as reflected in the SEC filings of the Company (i) there are no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its or their securities under the 1933 Act (except for the Transaction Documents) and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the issuance of any of the Securities. The Company has furnished to the Investor true and correct copies of the Company’s certificate of incorporation, articles of incorporation and other constituent documents as in effect on the Execution Date (“Certificate of Incorporation”), the Company’s by-laws, as in effect on the Execution Date, and the terms of all securities convertible into or exercisable for Common Stock of the Company and the material rights of the holders thereof in respect thereto.

Section 4.4 LISTING AND MAINTENANCE REQUIREMENTS. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the Execution Date, received notice from the Principal Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market. The Company is and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

Section 4.5 SEC DOCUMENTS; DISCLOSURE. Except as set forth on Schedule 4.5, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one (1) year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and other federal laws, rules and regulations applicable to such SEC Documents, and none of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments). Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting transactions in securities of the Company.

Section 4.6 VALID ISSUANCES. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid, and non-assessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.

Section 4.7 NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities, do not and will not: (a) result in a violation of the Company’s or any Subsidiary’s certificate or articles of incorporation, by-laws or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, acceleration or cancellation of, any agreement, indenture, instrument or any “lock-up” or similar provision of any underwriting or similar agreement to which the Company or any Subsidiary is a party, or (c) result in a violation of any federal, state or local law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect) nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents (other than any SEC, FINRA or state securities filings that may be required to be made by the Company subsequent to any Closing or any registration statement that may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

Section 4.8 NO MATERIAL ADVERSE CHANGE. No event has occurred that would have a Material Adverse Effect on the Company that has not been disclosed in subsequent SEC filings.

Section 4.9 LITIGATION AND OTHER PROCEEDINGS. Except as disclosed in the SEC Documents or as set forth on Schedule 4.9, there are no actions, suits, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties, nor has the Company received any written or oral notice of any such action, suit, proceeding, inquiry or investigation, which would have a Material Adverse Effect. Except as disclosed in the SEC Documents, no judgment, order, writ, injunction or decree or award has been issued by or, to the knowledge of the Company, requested of any court, arbitrator or governmental agency which would have a Material Adverse Effect. Except as disclosed in the SEC Documents, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any Subsidiary or any current or former director or officer of the Company or any Subsidiary.

Section 4.10 REGISTRATION RIGHTS. Except as disclosed in the SEC Documents or as set forth on Schedule 4.10, no Person (other than the Investor) has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

Section 4.11 ACKNOWLEDGMENT REGARDING INVESTOR’S PURCHASE OF SECURITIES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Investor is not (i) an officer or director of the Company, or (ii) an “affiliate” (as defined in Rule 144) of the Company. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

Section 4.12 NO GENERAL SOLICITATION; PLACEMENT AGENT. Neither the Company, nor any Person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

Section 4.13 NO MARKET MANIPULATION. Neither the Company, nor any Subsidiary has, and to its knowledge no Person acting on either of their behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the S ecurities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

Section 4.14 NO INTEGRATED OFFERING. Neither the Company, any Subsidiary, nor any of their respective affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to be integrated with prior offerings by the Company in a manner that would require stockholder approval pursuant to the rules of the Principal Market. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market.

Section 4.15 DTC Eligibility. The Company, through the Transfer Agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Common Stock can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

Section 4.16 ABSENCE OF SCHEDULES. In the event that on the Execution Date, the Company does not deliver any disclosure schedule contemplated by this Agreement, the Company hereby acknowledges and agrees that (i) each such undelivered disclosure schedule shall be deemed to read as follows: “Nothing to Disclose” in the applicable disclosure schedule, and (ii) the Investor has not otherwise waived delivery of such disclosure schedule

Section 4.17 CERTAIN FEES.  In the event that any brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents,  the Investor shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of any such Persons in connection with the transactions contemplated by the Transaction Documents.

ARTICLE V
COVENANTS OF INVESTOR

Section 5.1 SHORT SALES AND CONFIDENTIALITY. Neither the Investor, nor any affiliate of the Investor acting on its behalf or pursuant to any understanding with it, will execute any Short Sales during the period from the Execution Date to the end of the Commitment Period. For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of a Purchase Notice of such number of shares of Common Stock reasonably expected to be purchased under a Purchase Notice shall not be deemed a Short Sale. The Investor shall, until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company in accordance with the terms of this Agreement, maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents.

Section 5.2 COMPLIANCE WITH LAW; TRADING IN SECURITIES. The Investor’s trading activities with respect to shares of Common Stock will be in compliance with all applicable state and federal securities laws and regulations and the rules and regulations of FINRA and the Principal Market.

ARTICLE VI
COVENANTS OF THE COMPANY

Section 6.1 LISTING OF COMMON STOCK. The Company shall promptly secure the listing of all of the Securities to be issued to the Investor hereunder on the Principal Market (subject to official notice of issuance) and shall use commercially reasonable best efforts to maintain, so long as any shares of Common Stock shall be so listed, the listing of all such Securities from time to time issuable hereunder. The Company shall use its commercially reasonable efforts to continue the listing and trading of the Common Stock on the Principal Market (including, without limitation, maintaining sufficient net tangible assets) and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of FINRA and the Principal Market.

Section 6.2 FILING OF CURRENT REPORT AND REGISTRATION STATEMENT. The Company agrees that it shall file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the SEC within the time required by and in compliance with the Exchange Act, relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least one (1) Trading Day prior to its filing with the SEC, and the Company shall give reasonable consideration to all such comments. The Investor shall use its reasonable best efforts to comment upon the final pre-filing draft version of the Current Report within one (1) Trading Day from the date the Investor receives it from the Company. The Company shall also file with the SEC, within seven (7) Trading Days from Execution Date, a new Registration Statement on Form F-1 (the “Registration Statement”) in compliance with the terms of the Registration Rights Agreement, covering only the resale of the Securities.

Section 6.3 SUBSEQUENT FINANCING; RIGHT OF FIRST REFUSAL.

(a) Subsequent Financing. From the period commencing on the date of the filing of the Registration Statement until 180 days thereafter, the Company covenants and agrees that it will not, without the prior written consent of the Investor, enter into any agreement with any other party or enter into any transaction (or series of transactions) resulting in, committing to, taking any action regarding, or otherwise involving the issuance of any Common Stock, Common Stock Equivalents or any other equity securities of the Company, provided that, the aforementioned restrictions shall not apply to transactions involving (i) investors whose principal operations are located in China and (ii) issuance of the Common Stock.

(b) Right of First Refusal. For a period of 180 days after the filing of the Registration Statement, in the event that the Company receives a Bona Fide Offer of capital or financing from any third party consisting of any securities offering then the Company must, and irrevocably agrees to, first offer such opportunity to the Investor to provide such capital or financing to the Company on the same or similar terms as each respective third party’s terms, and the Investor may in its sole discretion determine whether the Investor will provide such capital or financing; provided that, such rights of first refusal shall not apply to transactions involving (i) investors whose principal operations are located in China and (ii) issuance of the Common Stock. Upon receipt of the third party offer, the Company shall promptly provide notice thereof to the Investor (the “Offer Notice”) and provide copies of the proposed transaction documents. Should the Investor be unwilling or unable to provide such capital or financing to the Company within two (2) Trading Days from the Investor’s receipt of the Offer Notice from the Company, then then Investor must notify the Company whether it consents to the transaction with the third party pursuant to Section 6.3(a) above. A “Bona Fide Offer” is one in which the purchaser is irrevocably and contractually bound to purchase the subject securities from the Company, subject to the Investor’s right of first refusal and consent rights.

ARTICLE VII
CONDITIONS TO DELIVERY OF
PURCHASE NOTICE AND CONDITIONS TO CLOSING

Section 7.1 CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO ISSUE AND SELL PURCHASE NOTICE SHARES. The right of the Company to issue and sell the Purchase Notice Shares to the Investor is subject to the satisfaction of each of the conditions set forth below:

(a) ACCURACY OF INVESTOR’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor shall be true and correct in all material respects as of the Execution Date and as of the date of each Closing as though made at each such time.

(b) PERFORMANCE BY INVESTOR. Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

(c) PRINCIPAL MARKET REGULATION. The Company shall not issue any Securities, and the Investor shall not have the right to receive any Securities, if the issuance of such Securities would exceed the aggregate number of shares of Common Stock which the Company may issue without breaching the threshold (the “Exchange Cap”) of the Companyc’s stockholder approval obligations under the rules or regulations of the Principal Market.

Section 7.2 CONDITIONS PRECEDENT TO THE OBLIGATION OF INVESTOR TO PURCHASE SECURITIES. The obligation of the Investor hereunder to purchase any Purchase Notice Shares or Fixed Purchase Notice Shares is subject to the satisfaction of each of the following conditions:

(a) EFFECTIVE REGISTRATION STATEMENT. The Registration Statement, and any amendment or supplement thereto, and any applicable prospectus, shall remain effective for the resale by the Investor of the Securities and (i) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Registration Statement, either temporarily or permanently, or intends or has threatened to do so and (ii) no other suspension of the use of, or withdrawal of the effectiveness of, such Registration Statement or related prospectus shall exist.

(b) ACCURACY OF THE COMPANY’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct in all material respects as of the date of this Agreement and as of the date of each Closing (except for representations and warranties specifically made as of a particular date).

(c) PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company.

(d) NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the Transaction Documents, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the Transaction Documents.

(e) ADVERSE CHANGES. Since the date of filing of the Company’s most recent SEC Document, no event that had or is reasonably likely to have a Material Adverse Effect has occurred.

(f) NO SUSPENSION OF TRADING IN OR DELISTING OF COMMON STOCK. The trading of the Common Stock shall not have been suspended by the SEC, the Principal Market or FINRA, or otherwise halted for any reason, and the Common Stock shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market. In the event of a suspension, delisting, or halting for any reason, of the trading of the Common Stock during the period of time from the date of delivery of a Purchase Notice until the applicable Closing, the Investor shall have the right to return to the Company any amount of Purchase Notice Shares associated with such Purchase Notice, and the Investment Amount with respect to such Purchase Notice shall be reduced accordingly in the Investor’s sole discretion.

(g) BENEFICIAL OWNERSHIP LIMITATION. The number of Securities then to be purchased by the Investor shall not exceed the number of such shares that, when aggregated with all other shares of Common Stock then owned by the Investor beneficially or deemed beneficially owned by the Investor, would result in the Investor owning more than the Beneficial Ownership Limitation (as defined below), as determined in accordance with Section 16 of the Exchange Act and the regulations promulgated thereunder. For purposes of this Section 7.2(g), in the event that the amount of Common Stock outstanding is greater on a Closing Date than on the date upon which the Purchase Notice associated with such Closing Date is given, the amount of Common Stock outstanding on such issuance of a Purchase Notice shall govern for purposes of determining whether the Investor, when aggregating all purchases of Common Stock made pursuant to this Agreement, would own more than the Beneficial Ownership Limitation following such Closing Date. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately prior to the issuance of shares of Common Stock issuable pursuant to a Purchase Notice. Upon mutual agreement of Company and Investor, expressed in writing upon not less than 61 days’ prior written notice, the Beneficial Ownership Limitation may be increased to 9.99% of the number of shares of the Common Stock outstanding immediately prior to the issuance of shares of Common Stock issuable pursuant to a Purchase Notice. Any such increase from 4.99% to 9.99% will not be effective until the 61st day after such notice is agreed to by the parties.

(h) PRINCIPAL MARKET REGULATION. The issuance of the Securities shall not exceed the Exchange Cap.

(i) NO KNOWLEDGE. The Company shall have no knowledge of any event more likely than not to have the effect of causing the Registration Statement to be suspended or otherwise ineffective (which event is more likely than not to occur within the fifteen (15) Trading Days following the Trading Day on which such Purchase Notice is deemed delivered).

(j) NO VIOLATION OF SHAREHOLDER APPROVAL REQUIREMENT. The issuance of the Securities shall not violate the shareholder approval requirements of the Principal Market.

(k) DWAC ELIGIBLE. The Common Stock must be DWAC Eligible and not subject to a “DTC chill”.

(l) SEC DOCUMENTS. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act.

(m) TRANSACTION DOCUMENTS. On the Execution Date, the Company shall deliver executed copies of this Agreement, the Registration Rights Agreement and the Escrow Agreement.

(n) GOOD STANDING. The Company shall provide sufficient evidence of its good standing in its jurisdiction of incorporation to the Investor’s reasonable satisfaction.

ARTICLE VIII
LEGENDS

Section 8.1 NO RESTRICTIVE STOCK LEGEND. No restrictive stock legend shall be placed on the share certificates representing the Securities.

Section 8.2 INVESTOR’S COMPLIANCE. Nothing in this Article VIII shall affect in any way the Investor’s obligations hereunder to comply with all applicable securities laws upon the sale of the Common Stock.

ARTICLE IX
NOTICES; INDEMNIFICATION

Section 9.1 INDEMNIFICATION. Each party hereto (an “Indemnifying Party”) agrees to indemnify and hold harmless the other party along with its officers, directors, members, managers, shareholders, employees, and authorized agents and representatives, and each Person or entity, if any, who controls such party within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or the rules and regulations thereunder (an “Indemnified Party”) from and against any and all Damages, joint or several, and any and all actions in respect thereof to which the Indemnified Party becomes subject to, resulting from, arising out of or relating to (i) any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the Indemnifying Party contained in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any registration statement pursuant to the Registration Rights Agreement or any post-effective amendment thereof or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, or (iv) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law, as such Damages are incurred, except to the extent such Damages result primarily from the Indemnified Party’s failure to perform any covenant or agreement contained in this Agreement or the Indemnified Party’s negligence, recklessness, fraud, willful misconduct or bad faith in performing its obligations under this Agreement; provided, however, that the foregoing indemnity agreement shall not apply to any Damages of an Indemnified Party to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made by an Indemnifying Party in reliance upon and in conformity with written information furnished to the Indemnifying Party by the Indemnified Party expressly for use in the Registration Statement, any post-effective amendment thereof or supplement thereto, or any preliminary prospectus or final prospectus (as amended or supplemented).

Section 9.2 INDEMNIFICATION PROCEDURE

(a) A party that seeks indemnification under must promptly give the other party notice of any legal action. But a delay in notice does not relieve an Indemnifying Party of any liability to any Indemnified Party, except to the extent the Indemnifying Party shows that the delay prejudiced the defense of the action.

(b) The Indemnifying Party may participate in the defense at any time or it may assume the defense by giving notice to the Indemnified Parties. After assuming the defense, the Indemnifying Party:

(i) must select counsel (including local counsel if appropriate) that is reasonably satisfactory to the Indemnified Parties;

(ii) is not liable to the other party for any later attorney’s fees or for any other later expenses that the Indemnified Parties incur, except for reasonable investigation costs;

(iii) must not compromise or settle the action without the Indemnified Parties consent (which may not be unreasonably withheld); and

(iv) is not liable for any compromise or settlement made without its consent.

(c) If the Indemnifying Party fails to assume the defense within 10 days after receiving notice of the action, the Indemnifying Party shall be bound by any determination made in the action or by any compromise or settlement made by the Indemnified Parties, and also remains liable to pay the Indemnified Parties’ legal fees and expenses.

Section 9.3 METHOD OF ASSERTING INDEMNIFICATION CLAIMS. All claims for indemnification by any Indemnified Party under Sections 9.1 and 9.2 shall be asserted and resolved as follows:

(a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Sections 9.1 and 9.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an affiliate thereof (a “Third Party Claim”), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim for indemnification that is being asserted under any provision of Sections 9.1 and 9.2 against an Indemnifying Party, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a “Claim Notice”) with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party’s ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the “Dispute Period”) whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under Sections 9.1 9.2 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 9.3(a), then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to Sections 9.1 and 9.2). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided, further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Sections 9.1 and 9.2 with respect to such Third Party Claim.

(ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 9.3(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party(with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this clause (ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under Section 9.2 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the amount of Damages specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under Section 9.2 and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(b) In the event any Indemnified Party should have a claim under Section 9.2 against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under Section 9.2 specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an “Indemnity Notice”) with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the amount of Damages specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 9.2 and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(c) The Indemnifying Party agrees to pay the Indemnified Party, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such claim.

(d) The indemnity provisions contained herein shall be in addition to (i) any cause of action or similar rights of the Indemnified Party against the Indemnifying Party or others, and (ii) any liabilities the Indemnifying Party may be subject to.

ARTICLE X
MISCELLANEOUS

Section 10.1 NOTICES. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served, (b) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (c) delivered by reputable air courier service with charges prepaid, or (d) transmitted by hand delivery, or email as a PDF (with read receipt), addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (i) upon hand delivery or delivery by email (with read receipt or other such notice generated by the applicable email system, and in any event, by any reply from the recipient of such notice (including but not limited to any form of reply confirming receipt of such notice)) at the address designated below (if delivered on a Trading Day during normal trading hours where such notice is to be received), or the first Trading Day following such delivery (if delivered other than on a Trading Day during normal business hours where such notice is to be received) or (ii) on the second Trading Day following the date of mailing by express courier service or on the fifth Trading Day after deposited in the mail, in each case, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

The addresses for such communications shall be:

If to the Company:

Scienjoy Holding Corporation

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China (Contact Information)

Attention: Denny Tang

E-mail: denny.tang@scienjoy.com

with a copy to (which copy shall not constitute notice):

Jun He Law Offices LLC

Suite 1919, 630 Fifth Avenue

New York, NY 10111

Attention: Lan Lou, Esq.

E-mail: loul@junhe.com

If to the Investor:

WHITE LION CAPITAL, LLC

16911 San Fernando Mission Blvd Suite #183

Granada Hills, CA 91344

Attention: Nathan Yee, Managing Director

E-mail: team@whitelioncapital.com

with a copy to (which copy shall not constitute notice):

K&L Gates LLP

200 S. Biscayne Blvd., Ste. 3900

Miami, FL 33131

Attention: John D. Owens, III, Esq.

E-mail: john.owens@klgates.com

Either party hereto may from time to time change its address or email for notices under this Section 10.1 by giving at least ten (10) days’ prior written notice of such changed address to the other party hereto.

Section 10.2 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflicts of law. Each of the Company and the Investor hereby submits to the exclusive jurisdiction of the United States federal and state courts located in New York, New York with respect to any dispute arising under the Transaction Documents or the transactions contemplated thereby.

Section 10.3 JURY TRIAL WAIVER. The Company and the Investor hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with the Transaction Documents.

Section 10.4 ASSIGNMENT. The Transaction Documents shall be binding upon and inure to the benefit of the Company and the Investor and their respective successors. Neither this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other Person.

Section 10.5 NO THIRD-PARTY BENEFICIARIES. This Agreement is intended for the benefit of the Company and the Investor and their respective successors, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as set forth in Section 9.3.

Section 10.6 TERMINATION. The Company may terminate this Agreement at any time by written notice to the Investor in the event of a material breach of this Agreement by the Investor, or if the closing price of the Common Stock in five (5) consecutive Trading Days during the Commitment Period is below USD $6.00. In addition, this Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period; (ii) the date that the Company sells and the Investor purchases the total Commitment Amount, it being understood that such calculation shall be based on the aggregate of the Investment Amount released to the Company; or (iii) the date that, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors; provided, however, that the provisions of Articles III, IV, V, VI, IX and X shall survive the termination of this Agreement for the longest period allowed under applicable laws.

Section 10.7 ENTIRE AGREEMENT. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the Company and the Investor with respect to the matters covered herein and therein and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 10.8 FEES AND EXPENSES. Except as expressly set forth in the Transaction Documents or any other writing to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay the Clearing Cost associated with each Closing, and any Transfer Agent fees (including any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Investor. The Investor shall withhold the Legal Document Prep Fee from the Investment Amount with respect to the first tranche of Securities purchased under this Agreement for reimbursement of the Investor’s legal fees

Section 10.9 COUNTERPARTS. The Transaction Documents may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. The Transaction Documents may be delivered to the other parties hereto by email of a copy of the Transaction Documents bearing the signature of the parties so delivering this Agreement.

Section 10.10 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

Section 10.11 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.12 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 10.13 EQUITABLE RELIEF. Each party (i) recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the other party, and (ii) in any such case, agrees that the other party shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages. In addition to being entitled to exercise all rights provided herein or granted by law, both parties will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 10.14 TITLE AND SUBTITLES. The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

Section 10.15 AMENDMENTS; WAIVERS. No provision of this Agreement may be amended or waived, except in a writing signed by the parties, from and after the date that is one (1) Trading Day immediately preceding the initial filing of the Registration Statement with the SEC. Subject to the immediately preceding sentence, (i) no provision of this Agreement may be amended other than by a written instrument signed by both parties hereto and (ii) no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 10.16 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement, other than as required by law, without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior written consent of the Investor, except to the extent required by law. The Investor acknowledges that the Transaction Documents may be deemed to be “material contracts,” as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the Securities Act or the Exchange Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the Execution Date.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

WHITE LION CAPITAL LLC

By:	/s/ Nathan Yee
Name:	Nathan Yee
Title:	Managing Director